July 25, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

       Re: Sibo Holding Limited
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted July 9, 2025
           CIK No. 0002043392
Dear Ju Liu:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 30, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Note 12. Income Tax, page F-21

1. We note your response to prior comment 4 and that you have determined that a full valuation allowance remains appropriate as of December 31, 2024. Please revise to discuss the key evidence that you considered in determining the realizability of your deferred tax asset and the measurement of your valuation allowance. Refer to ASC
       740-10-50-21 for guidance.
 July 25, 2025
Page 2
2.     We note your response to prior comment 5 and that the Inland Revenue
Department
       has not reviewed any loss claims. Please revise to include a description of tax years that remain subject to examination by major tax jurisdiction(s) in accordance with
       ASC 740-10-50-15(e).

       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Kevin (Qixiang) Sun, Esq.